Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

GRANT OF AWARD OF “CAREER SHARES” TO D M BRISTOW

London, 29 April 2013 – Randgold Resources announce the grant of the following share award as required under DTR 3.1.4:

A one-off “career shares” award (the “Award”) over 50,031 ordinary shares in the Company was granted to Dr D M Bristow a director of the Company on 29 April 2013. The Award was approved by the Company’s shareholders on 29 April 2013. The Award will vest after three years subject to continued office or employment with the Company and the achievement of certain operational performance targets. It is a requirement that, once vested, Dr D M Bristow should retain the ordinary shares until his cessation of office or employment with the Company. The Award is subject to clawback in the event that any relevant misstatement is found to be contained in any report any accounts of the Company on which the vesting of any part of the Award is based.

Randgold Resources Enquiries:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 7711338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com